Filed by Eleusis Inc.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Silver Spike Acquisition Corp II
Commission File No.: 001-40182

Eleusis Announces Notice of Allowance for US Patent Application With Claims Covering Lead Drug Candidate ELE-Psilo

London, UK, March 23, 2022 – Eleusis Holdings Ltd announced today it has received a Notice of Allowance for its proprietary psilocin salt form and accompanying formulations from the US Patent and Trademark Office. This salt form and formulations are being developed as Eleusis’ lead drug candidate, ELE-Psilo.

ELE-Psilo is an investigational psychedelic drug candidate designed to deliver psilocybin’s active moiety, psilocin, by intravenous administration. Psilocybin is a prodrug found naturally in certain species of fungi that is metabolized into its pharmacologically active form, psilocin. Eleusis is developing its proprietary salt form of psilocin to enable practical delivery of psilocin directly, and in the case of ELE-Psilo, via intravenous administration.

“The US Notice of Allowance of the Patent Application covering ELE-Psilo’s proprietary salt forms and formulations is welcome news as we look forward to initiation of clinical trials with ELE-Psilo this year,” said Shlomi Raz, CEO of Eleusis. “Eleusis aims to develop ELE-Psilo as the first psilocybin-based treatment with the potential to be consistent, controllable, and convenient for patients. We believe ELE-Psilo may have the potential to offer the rapid, robust, and durable anti-depressant effects of psilocybin observed in third party clinical studies1 without the attendant problems observed in these studies: variability in absorption and metabolism,2 prolonged treatment times,3 and inability to personalize treatment.”4

1 Carhart-Harris, R.L ,et al.  (2021). Trial of Psilocybin versus Escitalopram for Depression. New England Journal of Medicine, 384(15), 1402–1411; Compass Pathways Press Release, 11/9/2021; Davis, A. K., et al. (2020). Effects of Psilocybin-Assisted Therapy on Major Depressive Disorder. JAMA Psychiatry.
2 Madsen, M. K. et al. (2019). Psychedelic effects of psilocybin correlate with serotonin 2A receptor occupancy and plasma psilocin levels. Neuropsychopharmacology, 44(7), 1328–1334; Brown, R. T. et al. (2017). Pharmacokinetics of Escalating Doses of Oral Psilocybin in Healthy Adults. Clinical Pharmacokinetics, 56(12), 1543–1554.
3 Johnson M. et al. (2008). Human hallucinogen research: guidelines for safety. Journal of Psychopharmacology (Oxford, England), 22(6), 603–620; Rucker, J. et. al (2019) Psilocybin administration to healthy participants: safety and feasibility in a placebo-controlled study. Poster presented at the 58th Annual Meeting of The American College of Neuropsychopharmacology, Orlando, FL, USA, 8–11 December 2019.  Passie, T.(2002). The pharmacology of psilocybin. Addiction Biology, 7(4), 357–364.
4 Id.

Eleusis plans to develop ELE-Psilo as a rapid-acting treatment for major depressive disorder. It anticipates ELE-Psilo will enter clinical trials in the United Kingdom in 2022. In October 2021, Eleusis secured an Innovation Passport Designation for ELE-Psilo for adult patients with treatment-resistant depression under the MHRA’s Innovative Licensing and Access Pathway.

Eleusis and Silver Spike Acquisition Corp. II (“SPKB”) (NASDAQ: SPKB/SPKBU/SPKBW), a publicly traded special purpose acquisition company (“SPAC”), announced the signing of a definitive business combination agreement expected to result in Eleusis being a public company.
About Eleusis

Founded in 2013, Eleusis is a clinical-stage life science company that aims to unlock the therapeutic potential of psychedelics. ELE-Psilo, Eleusis’s lead drug candidate, is being developed to treat depression and is expected to enter Phase I trials in 2022, subject to regulatory authorization.

Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the federal securities laws, with respect to the proposed transaction between Eleusis Holdings Limited (“Eleusis”) and Silver Spike Acquisition Corp. II (“Silver Spike”). These forward-looking statements are generally identified by words such as “anticipate,” “believe,” continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” or the negatives of these words or words of similar meaning. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Such forward-looking statements are based upon the current beliefs and expectations of the management of each of Silver Spike and Eleusis and are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Silver Spike's securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement and plan of merger by the shareholders of Silver Spike, the availability of the minimum trust account amount following redemptions by Silver Spike's public shareholders and the receipt of certain governmental and regulatory approvals, (iii) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement and plan of merger, (v) the effect of the announcement or pendency of the transaction on Eleusis’s business relationships, performance, and business generally, (vi) risks that the proposed transaction disrupts current plans of Eleusis and potential difficulties in retention of Eleusis’s employees as a result of the proposed transaction, (vii) the outcome of any legal proceedings that may be instituted against Eleusis or against Silver Spike or Eleusis Inc. (“NewCo”) related to the business combination agreement and plan of merger or the proposed transaction, (viii) the ability of NewCo's securities to qualify to list on The Nasdaq Capital Market, (ix) volatility in the price of Silver Spike's securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Eleusis plans to operate, variations in performance across competitors, changes in laws and regulations affecting Eleusis’s business and changes in the combined capital structure, (x) the impact of the global COVID-19 pandemic, (xi) the enforceability of Eleusis's intellectual property, including its trademarks, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xii) the ability of Eleusis to protect its intellectual property and confidential information of its customers, (xiii) unexpected costs, charges, or expenses resulting from the proposed transaction, (xiv) evolving legal, regulatory and tax regimes, (xv) the possibility that Eleusis may be adversely affected by other economic, business and/or competitive factors, (xvi) actions by third parties, including government agencies, and (xvii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Silver Spike’s Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus included therein discussed below and other documents filed by Silver Spike and NewCo from time to time with the U.S. Securities and Exchange Commission (the “SEC”). You are cautioned not to place undue reliance on these forward-looking statements as a predictor of future results, performance and/or achievements as projected financial information and other information are based on estimates and assumptions, whether or not identified in this document, that are inherently subject to various significant risks, uncertainties, contingencies and other factors, many of which are difficult to predict and generally beyond the control of the parties involved in the proposed transaction. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Eleusis, NewCo and Silver Spike assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Eleusis, NewCo or Silver Spike gives any assurance that any of Eleusis, NewCo and Silver Spike will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Eleusis and Silver Spike. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Silver Spike and NewCo intend to file a registration statement on Form S-4 that will include a preliminary proxy statement for the solicitation of Silver Spike shareholder approval and prospectuses of Silver Spike and NewCo. The proxy statement/prospectus will be sent to all Silver Spike shareholders. Silver Spike and NewCo also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF SILVER SPIKE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/ PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that are or will be filed with the SEC by Silver Spike and NewCo through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Silver Spike and NewCo may be obtained free of charge at silverspikecap.com or by written request to Silver Spike at 660 Madison Ave, Suite 1600, New York, New York 10065.

Participants in Solicitation

Silver Spike, NewCo and Eleusis and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Silver Spike’s shareholders in connection with the proposed transaction. Information about Silver Spike’s directors and executive officers and their ownership of Silver Spike’s securities is set forth in Silver Spike’s filings with the SEC. To the extent that holdings of Silver Spike’s securities have changed since the amounts printed in Silver Spike’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/ prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Media and Investor Contacts

For Eleusis

Alex Speiser, Corporate Development Director
Email: alexander.speiser@eleusisltd.com

For SPKB and Silver Spike Capital

Investors: Bill Healy, Partner and Head of Capital Formation
Bill@silverspikecap.com
212-905-4933

Media: Alan Oshiki and Will Braun, Abernathy MacGregor
SilverSpikeCapital@abmac.com
212-371-5999